UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, $0.00001 par value per share

(Title of Class of Securities)

G5700Y209

(CUSIP Number)

American Depositary Shares (ADSs) each representing

two Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P201

(CUSIP Number)

Yanmei Dong

c/o An Ke Technology Company Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

Pannie Yiu

c/o China Ping An Insurance Overseas (Holdings) Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 3762 9092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS An Ke Technology Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 590,989,352
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 590,989,352
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,989,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on 1,733,286,764 issued and outstanding ordinary shares of Lufax Holding Ltd (“Lufax”), as reported by Lufax on a Form 6-K furnished on August 7, 2024 (the “Form 6-K”).

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS China Ping An Insurance Overseas (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,795,905
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 393,795,905
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,795,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (2)
14	TYPE OF REPORTING PERSON CO

(2)	Percentage is calculated based on 1,733,286,764 issued and outstanding ordinary shares of Lufax, as reported by Lufax in the Form 6-K.

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 984,785,257
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 984,785,257
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 984,785,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8% (3)
14	TYPE OF REPORTING PERSON HC-CO

(3)	Percentage is calculated based on 1,733,286,764 issued and outstanding ordinary shares of Lufax, as reported by Lufax in the Form 6-K.

SCHEDULE 13D

EXPLANATORY NOTE

An Ke Technology Company Limited (“An Ke”), China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with An Ke and PAOH, the “Reporting Persons” and each, a “Reporting Person”) are the beneficial owners of ordinary shares, par value US$0.00001 per share (the “Ordinary Shares”), of Lufax Holding Ltd, a Cayman Islands company (“Lufax”). All references to Ordinary Shares herein include the Ordinary Shares underlying the ADSs of Lufax. The Reporting Persons were previously eligible to report their beneficial ownership of Ordinary Shares on Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons jointly filed a Schedule 13G on February 11, 2021.

The board of directors of Lufax proposed, and the shareholders of Lufax approved, a special dividend scheme that offered holders of Ordinary Shares the option of receiving cash or, as applicable, newly issued Ordinary Shares (the “Lufax Scrip Dividend Scheme”). For holders of ordinary shares, the cheque for the special dividend and share certificates were sent on July 30, 2024 (Hong Kong time), and for holders of ADSs, the special dividend was delivered in the form of cash or new ADSs on August 6, 2024 (New York time). The Reporting Persons elected to receive the scrip dividend paid in Ordinary Shares, which were settled on August 6, 2024 (the “Dividend Shares”). The Reporting Persons are jointly filing this Schedule 13D because the Dividend Shares constituted more than 2% of the outstanding Ordinary Shares.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of Lufax, which has its principal executive offices at Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of An Ke, a Hong Kong company, PAOH, a Hong Kong company, and Ping An, a limited liability company registered and existing under the laws of the PRC, with respect to Ordinary Shares. This Schedule 13D is filed jointly by the Reporting Persons pursuant to the Rule 13d-1(k) of the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

The names, business addresses, places of incorporation and principal businesses of the Reporting Persons are as follows:

An Ke Technology Company Limited

Address: Suite 2353, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central,

Hong Kong

Place of Incorporation: Hong Kong

Principal Business: Investment holding

China Ping An Insurance Overseas (Holdings) Limited

Address: Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central,

Hong Kong

Place of Incorporation: Hong Kong

Principal Business: Investment holding

Ping An Insurance (Group) Company of China, Ltd.

Address: 47th, 48th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center,

No. 5033 Yitian Road, Futian District, Shenzhen, People’s Republic of China

Place of Incorporation: People’s Republic of China

Principal Business: Life & Health Insurance, Property and Casualty Insurance, Banking, Asset Management and Technology

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2 and A-3 hereto and are incorporated herein by reference.

During the last five (5) years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedules A-1, A-2 and A-3 has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons were previously eligible to file a statement on Schedule 13G pursuant to Rule 13d-1(d) as exempt investors who acquired, using working capital, all of their Ordinary Shares prior to Lufax registering the class of Ordinary Shares pursuant to Section 12 of the Exchange Act on October 29, 2020.

The Reporting Persons acquired the Dividend Shares pursuant to the Lufax Scrip Dividend Scheme, which did not require any amount of funds or other consideration from the Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Dividend Shares based on the election for a scrip dividend pursuant to the Lufax Scrip Dividend Scheme. In total, Lufax allotted and issued 586,176,887 new Ordinary Shares pursuant to the Lufax Scrip Dividend Scheme. Upon the completion of the allotment and issuance, the total number of Ordinary Shares owned by (i) An Ke, (ii) PAOH and (iii) Ping An increased to 984,785,257, representing approximately 56.8% of the total issued Ordinary Shares (compared to 474,905,000 Ordinary Shares representing approximately 41.4% of the total issued Ordinary Shares prior to the allotment and issuance). Accordingly, Lufax became an indirect non-wholly-owned subsidiary of Ping An.

As a result of the election for scrip dividend under the Lufax Scrip Dividend Scheme, An Ke and PAOH are required under the Hong Kong Code on Takeovers and Mergers to conduct an unconditional mandatory general offer (the “Offer”) to acquire all issued and outstanding Ordinary Shares (and offer to pay holders of equity awards for the cancellation of such awards). For additional information, see the Form 6-K furnished by Lufax on July 24, 2024. At the time the Offer commences, the Reporting Persons will also file to the Securities and Exchange Commission (the “Commission”) a tender offer statement on Schedule TO.

Depending upon various factors, including but not limited to the Reporting Persons’ and Lufax’s business, prospects and financial conditions and other development concerning the Reporting Persons and Lufax, market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, subject to compliance with applicable laws, rules and regulations and Lufax’s amended and restated articles of association, as currently in effect, the Reporting Persons may, from time to time, take actions with respect to their investment in Lufax as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in Lufax, with respect to any or all matters disclosed in this Schedule 13D.

The information set forth and/or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  Rows (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(a).

(b) Rows (7) to (10) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the knowledge, any of the persons listed in Schedules A-1, A-2 or A-3 hereto, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 1, 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Ping An Convertible Promissory Notes

In 2015, Lufax issued to PAOH convertible promissory notes in an aggregate principal amount of US$1,953.8 million, part of which was subsequently transferred to An Ke (the “Notes”). In 2022, an amendment and supplemental agreement was entered to amend the terms of the Notes, pursuant to which (i) 50% of the outstanding principal amount of the Notes was redeemed, and (ii) the maturity date was extended to October 8, 2026 and the commencement date of the conversion period was extended to April 30, 2026 for the remaining 50% outstanding Notes. For details on the Notes, see “Item 6E. Share Ownership” in Lufax’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024.

Call Options

Each shareholder of Lanbang Investment Company Limited (“Lanbang”), Mr. Jingkui Shi (“Mr. Shi”) and Mr. Xuelian Yang (“Mr. Yang”), has granted an option to An Ke to purchase up to 100% of his shares in Lanbang (the “Lanbang Offshore Call Options”). Lanbang and Tongjun Investment Company Limited are shareholders of Tun Kung Company Limited (“Tun Kung”) that owned 52.8% and 47.2% of the equity interests, respectively. Tun Kung beneficially owned 308,198,174 ordinary shares of Lufax as of March 31, 2024. Each shareholder of Lanbang is entitled to his voting and other rights in Lanbang prior to An Ke’s exercise of the Lanbang Offshore Call Options.

Lanbang has also granted an option to An Ke to purchase up to 100% of its shares in Tun Kung (the “Tun Kung Offshore Call Options”, together with the Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang is entitled to its voting and other rights in Tun Kung prior to An Ke’s exercise of the Tun Kung Offshore Call Options.

Mr. Shi and Mr. Yang also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds equity interests in two of the consolidated affiliated entities of Lufax. Each of Mr. Shi and Mr. Yang has granted an option to Shenzhen Ping An Financial Technology Consulting Co. Ltd. (“PAFT”), the parent company of An Ke, to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”, together with the Offshore Call Options, the “Call Options”).

In August 2021, An Ke and PAFT amended the exercise period of the Call Options. Following such amendments, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. For details on the Call Options, see “Item 6E. Share Ownership” in Lufax’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 23, 2024.

Item 7. Exhibits

EXHIBIT NUMBER	DESCRIPTION

99.1	Joint Filing Agreement, dated August 13, 2024, among the Reporting Persons

99.2	Scrip Dividend Scheme (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Lufax Holding Ltd on June 12, 2024)

99.3	Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr. Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited

99.4	Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited

99.5	Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: August 13, 2024

An Ke Technology Company Limited

By:	/s/ Wang Shiyong
Name:	Wang, Shiyong
Title:	Director

China Ping An Insurance Overseas (Holdings) Limited

By:	/s/ Tung Hoi
Name:	Tung Hoi
Title:	Director

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Xie Yonglin
Name:	Xie Yonglin
Title:	Executive Director, President and Co-CEO